UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70291

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/02/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redmont Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

820 Shades Creek Parkway, Suite 1200
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Sellers	334-201-8615	dsellers@redmontcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

May 17, 2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Sellers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redmont Capital Markets,LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REDMONT CAPITAL MARKETS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2021

(With Report of Independent Registered Public Accounting Firm)

REDMONT CAPITAL MARKETS LLC
TABLE OF CONTENTS
DECEMBER 31, 2021

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Redmont Capital Markets, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Redmont Capital Markets, LLC as of December 31, 2021, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the period from June 2, 2021 (date of approval) through December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Redmont Capital Markets, LLC as of December 31, 2021, and the results of its operations and its cash flows for the period from June 2, 2021 (date of approval) through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Redmont Capital Markets, LLC's management. Our responsibility is to express an opinion on Redmont Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Redmont Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information
Schedule I (Computation of Net Capital Under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of Redmont Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Redmont Capital Markets, LLC's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I (Computation of Net Capital Under Rule 15c3-1 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Warren Averett, LLC

We have served as Redmont Capital Markets, LLC's auditor since 2021.
Birmingham, AL
February 24, 2022

Redmont Capital Markets LLC
Statement of Financial Condition
December 31, 2021

ASSETS

ASSETS		
Cash	$	82,646
TOTAL ASSETS	$	82,646

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	300
TOTAL LIABILITIES		300
MEMBER'S EQUITY		82,346
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	82,646

See accompanying notes to the financial statements.

Redmont Capital Markets LLC
Statement of Operations
For the Period from June 2, 2021 (date of approval) through December 31, 2021

REVENUES	$ -
EXPENSES	
Rent & Equipment	8,805
Legal & Professional Services	3,845
Insurance	705
Regulatory Fees	4,100
Office Supplies & Software	99
Taxes and licenses	100
TOTAL EXPENSES	17,654
NET LOSS	$ (17,654)

See accompaying notes to the financial statements.

Redmont Capital Markets LLC
Statement of Changes in Member's Equity
For the Period from June 2, 2021 (date of approval) through December 31, 2021

Member's Equity at December 20. 2018 (date of formation)	$	100,000
Net Loss	$	(17,654)
Member's Equity at December 31, 2021	$	82,346

See accompanying notes to the financial statements.

Redmont Capital Markets LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Period from June 2, 2021 (date of approval) through December 31, 2021

There were no liabilities subordinated to claims of general creditors as of December 31, 2021 and for the period from December 20, 2018 (date of formation) through December 31, 2021.

See accompanying notes to the financial statements.

Redmont Capital Markets LLC
Statement of Cash Flows
For the Period from June 2, 2021 (date of approval) through December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(17,654)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in accounts payable		300
Total adjustments to reconcile net loss to Net Cash used in operating activities		300
Net cash used in operating activities		(17,354)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from Member		100,000
Net cash provided by financing activities		100,000
INCREASE IN CASH		82,646
CASH AT DECEMBER 20, 2018 (date of formation)		-
CASH AT END OF YEAR	$	82,646

See accompanying notes to the financial statements.

REDMONT CAPITAL MARKETS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Redmont Capital Markets LLC (RCM or the company), a wholly owned subsidiary of Redmont & Company (RC or Parent), is engaged in various financial services activities, including placement agent for private placements for both debt and equity financings, and advisory services for mergers & acquisitions. RCM is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company filed its certificate of formation on December 20, 2018. The limited liability company agreement was amended and restated effective as of November 3, 2020. The Company began operations on March 11, 2020 with the initial contribution of capital. The SEC approval as a registered broker-dealer was effective June 2, 2021.

Basis of presentation

Accounting estimates and assumptions

We conform to our Parent's fiscal year end of December 31st. The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and could have a material impact on the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of a checking account. We have no cash equivalents.

Accounts Receivable

There are no accounts receivable. Accounts Receivable will be recognized in accordance with GAAP when present.

Revenue

Revenue from contracts with customers is recognized when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised good or service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

our customers receive the benefit of our services as they are provided.

No revenue was recognized for the period from December 20, 2018 (date of formation) through December 31, 2021.

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. As a member firm of FINRA, we are subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements.

At December 31, 2021 the Company had net capital of $82,346 which was $77,346 in excess of the required capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness as of December 31, 2021 was $0. The ratio of aggregate indebtedness to the net capital was 0.00 to 1.

NOTE 4 – Rule 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

The Company did not claim an exemption under paragraph (k) of Rule 15c3-3 but is relying on Footnote 74 of the SEC Release No. 34-70073. The Company did not carry accounts of or for customers in its operations.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. There are no litigation or various claims outstanding as of December 31, 2021.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and their potential effects on these financial statements through the date of the issued financial statements. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2021 financial statements.

Redmont Capital Markets LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

Net Capital:		
Total Member's Equity	$	82,346
Deduction for non-allowable assets		-
Net Capital		82,346
Computation of basic net capital requirement		
Aggregate indebtedness	$	-
Minimum net capital required (greater of $5,000 or 6 2/3% of total aggregate indebtedness_	$	5,000
Excess net capital	$	77,346
Ratio: Aggregate indebtedness to net capital	$	-

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2021 as filed on January 21, 2022.

See accompanying report of independent registered public accounting firm.

REDMONT

Redmont Capital Markets, LLC Exemption Report

Redmont Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Redmont Capital Markets, LLC

I, Douglas C. Sellers, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO

February 24, 2022

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Redmont Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Redmont Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from June 2, 20212 (date of approval) through December 31, 2021 without exception.

Redmont Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redmont Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 24, 2022